SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period November 12, 2003

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 25, 2003 to November 11, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster

Title:	Company Secretary

Date:	November 12, 2003

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 20AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster
Company Secretary
Alumina Limited

ABN 85 004 820 419
1 August 2003
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert Donald James DAVIES

Date of last notice	13 March 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	28 July 2003

No. of securities held prior to change	Fully paid ordinary shares – 16,938 Employee share options – 117,000 Fully paid shares under the Alumina Employee Share Plan – 58,824

Class	Ordinary Shares

Number acquired	On 28 July 2003 Mr Robert Donald James Davies exercised 15,000 Alumina Limited employee share options in accordance with the WMC Limited 1998 Employee Option Plan.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Mr. Davies was allotted 15,000 shares at a price of $2.62 per share following the exercise of employee share options.

No. of securities held after change	Fully paid shares – 31,938 Employee share options – 102,000 Fully paid shares under the Alumina Employee Share Plan – 58,824

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1998 Employee Share Option Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John Marlay

Date of last notice	14 April 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by Rozarta Pty Ltd as trustee of the Marlay Family Trust. Mr. Marlay is a beneficiary of the trust

Date of change	25 July 2003

No. of securities held prior to change	Fully paid shares – 30,000 Fully paid shares under the Alumina Employee Share Plan – 44,500

Class	Ordinary Shares

Number acquired	10,000

Number disposed	N/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$47,500

No. of securities held after change	Fully paid shares – 40,000 Fully paid shares under the Alumina Employee Share Plan – 44,500

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 21AWC

Attached is a copy of a media release concerning the planned 250,000 tonne expansion of the Paranam alumina refinery in Suriname by Alcoa World Alumina and Chemicals (AWAC) and BHP Billiton.

Stephen Foster Company Secretary
Alumina Limited
5 August 2003
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

5 August 2003

For Immediate Release

AWAC continues to grow through expansion at Suriname

Alcoa World Alumina & Chemicals (AWAC) partners, Alumina Limited and Alcoa, today announced a 250,000 tonne expansion of their alumina refinery operation in Paranam, Suriname.

The expansion at the Paranam refinery, which is owned by AWAC (55%) and BHP Billiton (45%), will lift annual production by 12% to 2.2 million tonnes. The US$65M expansion will begin immediately and should be completed by July 2005. The expansion has also been approved by BHP Billiton.

“This is another example of implementing our alumina growth strategy outlined at our half year results presentation. This strategy is focused on AWAC’s low-cost and low-risk brownfields expansion capability and targeted to meet market growth with both flexibility in the timing and size of its expansions,” says John Marlay, CEO, Alumina Limited.

“Recently we announced the engineering study to add an extra 600,000 tonnes of extra capacity at the Pinjarra refinery in WA and the quarter-of-a-million tonne expansion at Jamaica is on schedule for completion by the year’s end.”

AWAC, the world’s largest alumina producer, is a global joint venture between Alumina Limited (40%) and Alcoa (60%).

For further information:

Bob Davies

Chief Financial Officer

Alumina Limited

Telephone: (03) 8699 2603

Mobile: 0417 336 455

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006 Australia

Tel: +61 (0)3 8699 2600 ➢ Fax: +61 (0)3 8699 2699 ➢ E-mail: info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 22AWC

Attached is a copy of a media release concerning Alcoa Inc. entering into a Memorandum of Understanding with the Government of the Kingdom of Bahrain.

Stephen Foster Company Secretary
Alumina Limited
16 September 2003
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

    September 2003

For Immediate Release

Alcoa to Acquire Stake in Bahrain Smelter;

AWAC Refineries to Supply Alumina

Alcoa Inc. has entered into a Memorandum of Understanding (“MOU”) with the Government of the Kingdom of Bahrain paving the way for Alcoa to acquire up to a 26% stake in Aluminium Bahrain (“Alba”), which operates an aluminium smelter in Bahrain. A copy of the announcement is attached.

Alumina Limited’s strategy is to pursue relevant opportunities for profitable growth. The supply of alumina from AWAC refineries to the expanded Alba smelter is consistent with that strategy. Alumina Limited is also in discussions with Alcoa on AWAC’s possible participation in the Alba equity transaction.

AWAC, the world’s largest alumina producer with a 25% share of world alumina production capacity, is a global joint venture between Alumina Limited (40%) and Alcoa (60%).

For further information:

Bob Davies

Chief Financial Officer

Alumina Limited

Telephone: (03) 8699 2603

Mobile: 0417 336 455

Level 12, IBM Centre, 60 City Road, Southbank, Victoria 3006 Australia

Tel: +61 (0)3 8699 2600 ➢ Fax: +61 (0)3 8699 2699 ➢ E-mail: info@aluminalimited.com

Alcoa To Acquire Stake In Aluminium Bahrain Smelter; Will Provide Long-Term Alumina Supply

PITTSBURGH & BAHRAIN—(BUSINESS WIRE)—Sept. 15, 2003—The government of the Kingdom of Bahrain and Alcoa (AA), the world’s leading producer of primary aluminium, today signed a memorandum of understanding (MOU). The MOU paves the way for Alcoa to acquire up to a 26 percent equity stake in Alba, a Bahrain company that owns and operates a 512,000 metric tons per year (mtpy) aluminium smelter, and covers a long-term alumina supply arrangement for the Alba smelter.

“This MOU provides growth opportunities both for Alcoa and Alba and ensures the continuous supply of high quality alumina, the main raw material used in the production of aluminium,” said the Bahrain Minister of Oil and Chairman of the Alba board of directors, His Excellency Shaikh Isa bin Ali Al Khalifa. “Bahrain’s relationship with Alcoa goes back to the very beginning of Alba and we are pleased to further reinforce this strategic relationship.

“The Government of Bahrain’s plans and objectives include attracting inward investment to the Kingdom — and we believe that having Alcoa as a business partner is a significant step in this direction,” he said.

“We are delighted to strengthen our partnership with Alba and Bahrain,” said John Pizzey, Executive Vice President of Alcoa and President of Alcoa Primary Products. “Alba is a world-class facility, and our participation there will help drive our strategies of lowering our position on the cost curve and expanding our global presence in the alumina and aluminium markets.”

The four-potline Alba smelter is one of the world’s lowest cost facilities, serving markets in the Mid-East and Asia. Alba is currently adding a fifth line which, when completed in 2005, will bring its overall capacity to 819,000 mtpy and make it the largest aluminium smelter in the world outside Eastern Europe. The MOU is designed to accelerate plans for an additional expansion, a sixth line with 307,000 mtpy of additional capacity.

Alba also owns and operates a dedicated carbon department, a marine terminal, a 1,500 MW power plant, a 450,000 tonnes per annum coke calcining plant and a desalination plant to support the smelter. The entire plant operates to the Environmental Management System standard ISO14001 and the Casthouses are also operating to the ISO 9001:2000 Quality Management System.

The company was officially established in 1971 and its shareholders today are the Government of Bahrain (77%), SABIC Industrial Investments (20%) and Breton Investments (3%).

Alcoa World Alumina and Chemicals (“AWAC”), a worldwide alliance between Alcoa Inc. and Alumina Ltd., is currently the primary supplier of alumina to Alba. AWAC has been one of Alba’s major alumina suppliers since the smelter was commissioned in 1971.

Under the MOU, alumina for the expanded Alba smelter — which will require as much as 2.2 million mtpy upon completion of the sixth line — will continue to be sourced from AWAC refineries.

Final agreements on the equity stake in the smelter and the alumina supply arrangements are expected to be concluded by mid-2004. The agreements will become effective upon completion of the fifth pot-line in March of 2005. Alcoa and Alumina Ltd. are conducting separate discussions on AWAC’s possible participation in the Alba equity transaction.

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap(R) foils and plastic wraps, Alcoa(R) wheels, and Baco(R) household wraps. Among its other businesses are vinyl siding, closures, precision castings, and electrical distribution systems for cars and trucks. The company has 127,000 employees in 40 countries. More information can be found at www.alcoa.com.

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 23AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster Company Secretary
Alumina Limited

ABN 85 004 820 419
22 October 2003
GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert Donald James DAVIES

Date of last notice	1 August 2003

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	16 October 2003

No. of securities held prior to change	Fully paid ordinary shares – 31,938 Employee share options – 102,000 Fully paid shares under the Alumina Employee Share Plan – 58,824

Class	Ordinary Shares

Number acquired	On 16 October 2003 Mr Robert Donald James Davies exercised 20,000 Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Option Plan and 32,000 employee share options in accordance with the WMC Limited 2000 Employee Option Plan.

Number disposed	52,000 ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Mr. Davies was allotted 20,000 shares at a price of $4.52 per share and 32,000 shares at a price of $4.04 following the exercise of employee share options.

Mr. Davies sold 52,000 shares at a price of $6.00 per share.

No. of securities held after change	Fully paid shares – 31,938 Employee share options – 50,000 Fully paid shares under the Alumina Employee Share Plan – 58,824

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Exercise of Alumina Limited employee share options in accordance with the WMC Limited 1999 Employee Share Option Plan and the WMC Limited 2000 Employee Share Option Plan.

On-market trade of ordinary shares.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 24AWC

Attached is a copy of a media release concerning the sale of the specialty chemicals division of Alcoa World Alumina and Chemicals (AWAC). AWAC is a global joint venture between Alumina Limited and Alcoa.

Stephen Foster Company Secretary
Alumina Limited
7 November 2003
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

    7 November 2003

For Immediate Release

ASX Announcement

Alcoa World Alumina and Chemicals (AWAC) partners, Alumina Limited and Alcoa, today announced they had entered into an agreement to sell their specialty chemicals division to Rhone Capital LLC.

Alumina Limited had previously acquired part of its interest in the specialty chemicals division from Alcoa in 1995 as part of the formation of AWAC.

A copy of Alcoa’s announcement is attached.

For further information:

Bob Davies

Chief Financial Officer

Alumina Limited

Telephone: (03) 8699 2603

Mobile: 0417 336 455

Alcoa Announces Agreement to Sell Specialty Chemicals Business

PITTSBURGH—(BUSINESS WIRE)—Nov. 6, 2003—Alcoa Inc. announced today that Alcoa World Alumina & Chemicals (AWAC), a global alliance between Alumina Limited (40%) and Alcoa (60%), has agreed to sell Alcoa Specialty Chemicals to Rhone Capital LLC. This sale is part of the divestiture program announced by Alcoa in January.

Alcoa Specialty Chemicals has annual revenues of approximately $360 million, and employs 811 people. ASC’s global platform consists of eleven operating facilities in six countries around the world. In addition to facilities in North America, Europe, Japan, and an equity stake in Australia, ASC operates production and processing centers in the growth markets of China and India. ASC’s products are sold into a wide range of well established end markets including the steel production, cement production, petrochemical, plastics, automotive, non-ferrous metal production, ceramics, carpet manufacturing and electronics industries.

Terms of the sale are not being disclosed at this time. Alcoa will continue to supply alumina feedstock to Rhone. The parties expect to close the transaction within two months. UBS Investment Bank is acting as exclusive financial advisor to Alcoa in connection with this transaction.

Alcoa is the world’s leading producer of primary aluminum, fabricated aluminum and alumina, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses as a single solution to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap(R) aluminum foil, Alcoa(R) wheels, and Baco(R) household wraps. Among its other businesses are vinyl siding, closures, precision castings, and electrical distribution systems for cars and trucks. The company has 127,000 employees in 41 countries. For more information go to www.alcoa.com

Rhone Capital LLC was founded in 1997 and has offices in London, Paris and New York. Rhone Capital, a closely-held firm, specializes in mid-market leveraged buyouts, recapitalizations and partnerships with particular focus on European and trans-Atlantic investments.

The investment in ASC will come from Rhone Partners II L.P., Rhone’s second private equity fund, and co-investors. Rhone invests in partnership with management and currently has investments in a diversified portfolio of companies including American Remanufacturers, Inc., a leading North American supplier of re-manufactured automotive parts; De Dietrich S.A., a diversified manufacturer of chemical processing and heating equipment; Fraikin Groupe, the largest truck leasing company in France; Home Fragrance Holdings, Inc., the largest North American manufacturer of private-label scented candles; Terphane Ltda., a leading producer of polyester film for the consumer packaging market; and Primus International Inc., a leading manufacturer of aerospace parts.

Forward Looking Statement

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown risks and uncertainties that may cause actual results, performance or achievements of Alcoa to be different from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the company’s inability to complete feasibility studies, unexpected changes in global economic, business, competitive, market and regulatory factors, and the other risk factors summarized in Alcoa’s 2002 Form 10-K Report and other SEC reports.

The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 25AWC

Alumina Limited is offering a Share Sale and Top-Up Facility for eligible shareholders holding 1,000 or less shares.

Attached is a copy of the letter, Sale Instruction Form and Buy Instruction Form, including relevant terms and conditions, to be sent to shareholders.

Stephen Foster Company Secretary
Alumina Limited
11 November 2003
ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Dear Shareholder,

SPECIAL OPPORTUNITY TO BUY OR SELL ALUMINA LIMITED SHARES

I am very pleased to offer you the opportunity to participate in the share sale and top-up facility (the “Facility”) that has been specifically established for eligible Alumina shareholders.

As a shareholder with 1,000 Alumina shares or less, the Alumina Board recognises that transaction costs and inconvenience involved may represent an impediment to selling your shares or acquiring further shares. As a result, we have established the Facility as a convenient and relatively inexpensive way for you to sell or increase your holding, without having to directly engage a stockbroker. The Facility also assists in the Company’s program to reduce its administrative costs, in particular shareholder-related costs which are disproportionate to the level of investment.

Facility Fees

If you elect to take advantage of the Facility to buy or sell Alumina shares, you will be charged a fee of only A$19 to do so. The Company will pay all other brokerage and handling charges. These arrangements represent a significant discount to standard industry brokerage rates and compare favourably to the lowest discount brokerage rates on offer.

Your Options

The Facility is entirely voluntary. You do not need to buy or sell any Alumina shares. It is entirely your decision.

1.	IF YOU DECIDE TO SELL ALL YOUR ALUMINA SHARES:

•	Please complete and sign the pink Sale Instruction Form enclosed, and return it in the enclosed envelope so that it reaches Computershare by 5.00pm (Melbourne time) on Tuesday, 16 December 2003. Please note that if you return this form, all of your Alumina shares will be sold under the Facility.

•	Shares to be sold under the Facility will be aggregated in batches and sold by E.L. & C. Baillieu as your stockbroker. You will receive market value for your shares, determined on the basis of the volume weighted average price for Alumina shares sold under the Facility in the same batch as your shares.

•	The proceeds from the sale, less the A$19 fee, will be sent to you in A$ by direct deposit or cheque within 10 business days of your shares being sold.

2. IF YOU DECIDE TO BUY ADDITIONAL ALUMINA SHARES:

•	Please complete and sign the enclosed blue Buy Instruction Form, and return it in the enclosed envelope, together with a cheque in Australian dollars made payable to “Alumina Limited – Facility Account” for payment of the nominated amount on the Form (either A$1,000, A$2,000 or A$4,000), so that it reaches Computershare by 5.00pm (Melbourne time) on Tuesday, 16 December 2003.

•	Shares to be purchased under the Facility will be purchased by E.L. & C. Baillieu as your stockbroker, and may be purchased in batches. The number of Alumina shares you receive will be determined on the basis of the amount nominated in your Buy Instruction Form less the A$19 fee, divided by the volume weighted average price for Alumina shares purchased under the Facility in the same batch as your shares. Fractions of shares will be rounded down.

•	Details of the number and price of the shares purchased will be sent to you within 10 business days of those shares being purchased.

The Facility opens on 11 November 2003 and, subject to being extended or shortened in accordance with the terms and conditions of the Facility, will close on 16 December 2003.

Alumina does not make any recommendation or give any advice to you regarding whether to participate in the Facility. You should read the enclosed terms and conditions of the Facility on the reverse side of each instruction form carefully. If you are in any doubt about whether to participate, please consult your own professional adviser.

In the future, Alumina may seek to arrange the divestment of any single shareholding less than a marketable parcel (which is currently approximately 85 shares) in accordance with our Constitution and the ASX listing rules, which allow you to veto any such action, to reduce the administrative costs of operating our share register.

If you have any questions about the Facility, please see the Questions and Answers posted on Alumina’s website (www.aluminalimited.com) or contact Computershare on 1300 556 050 (for callers in Australia) or on +61 3 9615 5970 (for callers in New Zealand).

Yours sincerely,

Don Morley

Chairman

Alumina Limited

All correspondance to:

Computershare Investor Services Pty Limited

GPO Box 52 Melbourne

Victoria 3001 Australia

Enquiries (within Australia) 1300 556 050

(outside Australia) 61 3 9615 5970

Facsimile 61 3 9473 2529

web.queries@computershare.com.au

www.computershare.com

[GRAPHIC APPEARS HERE]

Use a black pen. Print in CAPITAL letters	A B C	1 2 3	Where a choice is required, mark the box with an ‘X’	☒	TOP-UP FACILITY

Buy Instruction Form - Use this Form if you wish to buy more ordinary shares in Alumina Limited

A Existing Number of Alumina Ordinary Shares
Number of Shares held as at 7.00pm (Melbourne time) on 3 November 2003
B Contact Details
Please provide your telephone number and a contact name in case we need to contact you about this Form.
Area Code	Daytime Phone Number

Contact Name

C Instruction to Buy Additional Alumina Ordinary Shares
Mark [X] in one box below to select the value of Shares you wish to purchase:

A$1,000	A$2,000	A$4,000

Record Cheque Details Below Drawer	BSB Number	Account Number

Your cheque should be crossed “Not Negotiable” and made payable to “Alumina Limited - Facility Account”. Cheques must be drawn in Australian dollars on an Australian bank or on an Australian branch of a foreign bank. Please ensure that you submit the correct amount, as nominated above. Failure to comply with these instructions will result in your Form being rejected.

D Signature(s)

By signing this Form and attaching a cheque for payment of the amount nominated in C above, I/we:
• agree to purchase Shares up to that amount, less a fee of A$19;

•      appoint the Broker to act on my/our behalf as execution only broker to purchase such Shares on the terms and conditions set out on the reverse of this Form, and authorise Computershare and the Broker to do all things and execute all documents to purchase such Shares; and

• give the warranties and acknowledgements set out on the reverse of this Form. Please see below for signature and lodgement instructions.

Shareholder 1 or Individual	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Signature Instructions

This Form must be signed by the Shareholder (all joint Shareholders must sign) or by the Shareholder’s authorised attorney(s). It need not be witnessed.

If the Shareholder is a corporation, this Form must be signed either: under the Common Seal of the corporation: by two directors or one director and a secretary; by an authorised officer or attorney; or if the corporation has a sole director/secretary, by that director (and it must state this on this Form).

If signed by an attorney or authorised officer, the Power of Attorney or other authority under which this Form is signed must be forwarded to Computershare at an address below. A certified copy of the Power of Attorney or other authority is acceptable.

Lodgement Instructions

Buy Instruction Forms must be received prior to 5.00pm (Melbourne time) on 16 December 2003, subject to the Offer Period being extended or shortened in accordance with the terms and conditions set out on the reverse of this Form. It is your responsibility to allow sufficient time to meet the closing date, as your Buy Instruction Form and payment will only be accepted when they are received by Computershare at an address below.

A reply paid envelope is enclosed for shareholders resident in Australia.

Your Buy Instruction Form and cheque must be sent to:

MAILING ADDRESS Alumina Limited C/-Computershare Investor Services Pty Limited Reply Paid 52 MELBOURNE VIC 8060 AUSTRALIA	STREET ADDRESS Alumina Limited C/-Computershare Investor Services Pty Limited Level 12 565 Bourke Street MELBOURNE VIC 3000 AUSTRALIA

All Enquiries:

Alumina Share Registry Call Centre: 1300 556 050 (within Australia) or +61 3 9615 5970 (outside Australia)

23

TERMS & CONDITIONS Top-Up Facility

1. Terms of Participation

1.1 All persons (“Eligible Shareholders”) who hold 1000 ordinary shares (“Shares”) or less in Alumina Limited (“Alumina”) as at 7pm (Melbourne time) on 3 November 2003 and have a registered address in Australia or New Zealand are entitled to participate in the Top-Up Facility. Participation is voluntary. Applications to participate must be made on this Buy Instruction Form.

1.2 An Eligible Shareholder who elects to participate in the Top-Up Facility (“Participating Shareholder”) does so on the basis of this Buy Instruction Form (including these Terms and Conditions) and any associated documents provided or made available by Alumina to Eligible Shareholders (“Facility Documents”). Participation is also on the basis that a Participating Shareholder may only elect to purchase up to A$1000, A$2000 or A$4000 of Shares (less the fee referred to in clause 1 .3) under the Top-Up Facility.

1.3 A Participating Shareholder will not be liable to pay any brokerage or fees for the purchase of Shares under the Top-Up Facility, other than a fee of A$19 payable to Alumina.

2. Offer Period

The Top-Up Facility will operate from 11 November 2003 to 16 December 2003 or such shorter or longer period as may be determined by Alumina (“Offer Period”). Alumina reserves the right, on behalf of the Broker and for any reason, to modify the timetable for, or to terminate or suspend, the Top-Up Facility in its sole discretion. Extension or shortening of the Offer Period, or suspension or termination of the Top-Up Facility, will be advertised as soon as practicable by Alumina in “The Australian” newspaper.

3. Roles of Computershare and the Broker

3.1 Each Participating Shareholder irrevocably appoints E.L. & C. Baillieu Stockbroking Ltd (“Broker”) as execution-only broker to purchase Shares on behalf of the Participating Shareholder in accordance with the Facility Documents. Alumina will pay brokerage (and any Australian GST) to the Broker in relation to the purchase of Shares through the Top-Up Facility.

3.2 Computershare Investor Services Pty Limited (“Computershare”) will assist in the administration of the Top-Up Facility, including by processing received Buy Instruction Forms, banking cheques, communicating with Eligible Shareholders, liaising with the Broker in relation to purchases of Shares and issuing transaction confirmation notes. Alumina will pay a handling fee (and any Australian GST) to Computershare in respect of its role in relation to the Top-Up Facility.

3.3 Each of the Broker and Computershare is irrevocably authorised to do all things and execute all documents, including to effect any holding adjustment, securities transformation or other transmission or transaction in relation to Shares purchased for a Participating Shareholder under the Top-Up Facility, to facilitate the purchase of those Shares by the Broker as broker under the Top-Up Facility.

4. Buy Instruction Forms

4.1 To participate in the Top-Up Facility, an Eligible Shareholder must complete and sign this Buy Instruction Form and return it to Computershare at an address overleaf, together with an Australian dollar cheque for the amount nominated in the Buy Instruction Form made payable to “Alumina Limited – Facility Account”. Buy Instruction Forms and cheques must be received by Computershare by 5pm on the last day of the Offer Period.

4.2 Computershare or the Broker may, in its sole discretion, at any time determine that a Buy Instruction Form is valid in accordance with the Facility Documents, even if the Buy Instruction Form is incomplete, contains errors or is otherwise defective. Computershare and the Broker may correct any error in or omission from a Buy Instruction Form and complete the Buy Instruction Form by the insertion of any missing details. However, neither Computershare, the Broker nor Alumina is under any obligation to accept any Buy Instruction Form, whether completed correctly or not, and in particular is not under any obligation to accept or act on any Buy Instruction Form where a cheque for the amount nominated in the Buy Instruction Form has not been provided by the Eligible Shareholder, or is not denominated in Australian dollars and drawn on an Australian bank or an Australian branch of a foreign bank, or is not honoured on presentation.

5. Purchases of Shares

5.1 Alumina will establish and maintain an account called the “Alumina Limited – Facility Account” for the purposes of the Top-Up Facility, into which Computershare will deposit cheques received from Participating Shareholders and from which the required amounts will be remitted to the Broker for the settlement of purchases of Shares under the Top-Up Facility.

5.2 Purchases of Shares under the Top-Up Facility will be made by the Broker on the Australian Stock Exchange in the ordinary course of business (including, in the Broker’s sole discretion, by crossings other than special crossings). The Broker may purchase Shares for a Participating Shareholder at any time during the period commencing when the relevant Buy Instruction Form is processed by Computershare and ending on the date that is two weeks after the end of the Offer Period. The Broker may, in its sole discretion, delay the purchase of some or all of the Shares available to be purchased on a trading day, if it considers market conditions to be unsuitable or to avoid an excessive concentration of purchases on a particular trading day.

5.3 Computershare will process Buy Instruction Forms received by it as soon as practicable after receipt and may, from time to time and in consultation with the Broker, aggregate valid Buy Instruction Forms in respect of two or more Participating Shareholders for the purpose of the Shares to be purchased by the Broker in accordance with those Buy Instruction Forms forming one batch. Computershare will advise the Broker of the Australian dollar amount available to purchase Shares from time to time in respect of a batch (after deducting the fee referred to in clause 1 .3 in respect of each Participating Shareholder to which the batch relates). Shares purchased by the Broker as part of a batch may be purchased in one or more trades and on one or more trading days, as determined by the Broker in its sole discretion.

5.4 The price at which each Share will be purchased for a Participating Shareholder through the Top-Up Facility will be the volume weighted average price achieved by the Broker for the purchase of all Shares purchased by the Broker through the Top-Up Facility in the batch in which the Participating Shareholder’s Shares were purchased. That price will be calculated by the Broker and may not be challenged in the absence of manifest error.

5.5 The price calculated in accordance with clause 5.4 may be different to the price for Shares appearing in the newspaper or quoted by the Australian Stock Exchange on the day that a Participating Shareholder’s Buy Instruction Form is sent or on any other day, and may not be the best execution price on the trading day or trading days that the Participating Shareholder’s Shares are purchased. None of Alumina, Computershare, the Broker nor any other person will on any account be liable, and a Participating Shareholder may not bring any claim or action against the aforementioned, for not having purchased Shares at any specific price or on any specific date.

5.6 The number of Shares purchased for a Participating Shareholder through the Top-Up Facility will be calculated on the basis of the amount nominated in the relevant Buy Instruction Form (being a value of A$1000, A$2000 or A$4000 only) less the fee referred to in clause 1.3, divided by the price referred to in clause 5.4 in respect of that Participating Shareholder, rounded down to the nearest whole number of Shares. Participating Shareholders will not have any entitlement to any residual Shares remaining following such rounding. If, after execution of a Participating Shareholder’s purchase order through the Top-Up Facility, any amount remains of the amount provided by the Participating Shareholder for the purposes of the Top-Up Facility which is insufficient to purchase a Share, then that amount remaining will vest in Alumina.

6. Confirmation

Computershare will notify each Participating Shareholder, by way of a transaction confirmation note issued on behalf of the Broker, of the number of Shares purchased for that Participating Shareholder through the Top-Up Facility, and the volume weighted average price for those Shares, within 10 business days of the last purchase of those Shares.

7. Warranties and Acknowledgements

By signing and returning this Buy Instruction Form, a Participating Shareholder:

(a)	acknowledges that the Participating Shareholder has read, and agrees to, the terms and conditions of the Facility Documents;
(b)	warrants that the Participating Shareholder has not participated in the Share Sale Facility being made available in conjunction with the Top-Up Facility, and has not before participated in the Top-Up Facility;
(c)	acknowledges that none of Alumina, Computershare, the Broker nor any other party involved in the Top-Up Facility has any liability to the Participating Shareholder other than for the provision of the Shares purchased for the Participating Shareholder in accordance with these Terms and Conditions;
(d)	acknowledges that none of Alumina, Computershare, the Broker nor any other party involved in the Top-Up Facility has provided the Participating Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Shareholder’s decision to purchase Shares, and that the Participating Shareholder has made its own decision to purchase Shares through the Top-Up Facility based on its own investigations of the affairs of Alumina and its own analysis of the Facility Documents;
(e)	acknowledges that if the Participating Shareholder’s cheque is not honoured on presentation, Computershare or the Broker may place a holding lock (or similar) on, and cause to be sold, any Shares purchased for the Participating Shareholder through the Top-Up Facility, and the Participating Shareholder must pay all costs and losses incurred as a result; and
(f)	acknowledges that the Facility Documents are governed by the laws in force in Victoria.

Personal information may be collected on this Buy Instruction Form by Alumina and/or Computershare for the purpose of the administration of, and the purchase of Shares by the Broker as broker under, the Top-Up Facility. That information may be disclosed by each company to each other, to each company’s respective related bodies corporate, to the Broker, to external service companies such as mail service providers or as otherwise required or permitted by law. Please contact Alumina or Computershare for details of your personal information held by it or to correct inaccurate or out of date information.

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All correspondance to:

Computershare Investor Services Pty Limited

GPO Box 52 Melbourne

Victoria 8060 Australia

Enquiries (within Australia) 1300 556 050

(outside Australia) 61 3 9615 5970

Facsimile 61 3 9473 2529

web.queries@computershare.com.au

www.computershare.com

Use a black pen. Print in CAPITAL letters	A B C	1 2 3	SHARE SALE FACILITY

Sale Instruction Form - Use this Form if you wish to sell all of your ordinary shares in Alumina Limited

A	Existing Number of Alumina Ordinary Shares

Number of Shares held as at 7.00pm (Melbourne time) on 3 November 2003

Please note that, if you decide to sign and return this Form and participate in the Share Sale Facility, all of your Shares will be sold, whether or not the number of those Shares is less or more than the number specified here.

B	Contact Details

Please provide your telephone number and a contact name in case we need to contact you about this Form.

Area Code	Daytime Phone Number

Contact Name

C	Signature(s)

By signing this form I/we:

•	agree to sell all of my/our Shares;

•	appoint the Broker to act on my/our behalf as execution only broker to sell such Shares on the terms and conditions set out on the reverse of this Form, and authorise Computershare and the Broker to do all things and execute all documents to sell such Shares;

if my/our Shares are held in a CHESS holding, authorise Computershare and the Broker to transmit a message that initiates a holding adjustment in relation to that holding, or to take any other action that has the effect of deducting Shares from that holding, for the purposes of the Share Sale Facility; and

•	give the warranties and acknowledgements set out on the reverse of this Form.

Please see below for signature and lodgement instructions.

Shareholder 1 or Individual	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Signature Instructions

This Form must be signed by the Shareholder (all joint Shareholders must sign) or by the Shareholder’s authorised attorney(s). It need not be witnessed.

If the Shareholder is a corporation, this Form must be signed either: under the Common Seal of the corporation; by two directors or one director and a secretary; by an authorised officer or attorney; or if the corporation has a sole director/secretary, by that director (and it must state this on this Form).

If signed by an attorney or authorised officer, the Power of Attorney or other authority under which this Form is signed must be forwarded to Computershare at the address below. A certified copy of the Power of Attorney or other authority is acceptable.

Lodgement Instructions

Sale Instruction Forms must be received prior to 5.00pm (Melbourne time) on 16 December 2003, subject to the Offer Period being extended or shortened in accordance with the terms and conditions set out on the reverse of this Form. It is your responsibility to allow sufficient time to meet the closing date, as your Sale Instruction Form will only be accepted when it is received by Computershare at an address below.

A reply paid envelope is enclosed for shareholders resident in Australia.

Your Sale Instruction Form must be sent to:

MAILING ADDRESS Alumina Limited C/-Computershare Investor Services Pty Limited Reply Paid 52 MELBOURNE VIC 8060 AUSTRALIA	STREET ADDRESS Alumina Limited C/-Computershare Investor Services Pty Limited Level 12 565 Bourke Street MELBOURNE VIC 3000 AUSTRALIA

All Enquiries:

Alumina Share Registry Call Centre: 1300 556 050 (within Australia) or +61 3 9615 5970 (outside Australia)

TERMS & CONDITIONS Share Sale Facility

1. Terms of Participation

1.1 All persons (“Eligible Shareholders”) who hold 1000 ordinary shares (“Shares”) or less in Alumina Limited (“Alumina”) as at 7pm (Melbourne time) on 3 November 2003 and have a registered address in Australia or New Zealand are entitled to participate in the Share Sale Facility. Participation is voluntary. Applications to participate must be made on this Sale Instruction Form.

1.2 An Eligible Shareholder who elects to participate in the Share Sale Facility (“Participating Shareholder”) does so on the basis of this Sale Instruction Form (including these Terms and Conditions) and any associated documents provided or made available by Alumina to Eligible Shareholders (“Facility Documents”). Participation is also on the basis that all, and not only some, of a Participating Shareholder’s Shares will be sold under the Share Sale Facility.

1.3 A Participating Shareholder will not be liable to pay any brokerage or fees for the sale of Shares under the Share Sale Facility, other than a fee of A$19 payable to Alumina.

2. Offer Period

The Share Sale Facility will operate from 11 November 2003 to 16 December 2003 or such shorter or longer period as may be determined by Alumina (“Offer Period”). Alumina reserves the right, on behalf of the Broker and for any reason, to modify the timetable for, or to terminate or suspend, the Share Sale Facility in its sole discretion. Extension or shortening of the Offer Period, or suspension or termination of the Share Sale Facility, will be advertised as soon as practicable by Alumina in “The Australian” newspaper.

3. Roles of Computershare and the Broker

3.1 Each Participating Shareholder irrevocably appoints E.L. & C. Baillieu Stockbroking Ltd (“Broker”) as execution-only broker to sell all of the Participating Shareholder’s Shares on behalf of the Participating Shareholder in accordance with the Facility Documents. Alumina will pay brokerage (and any Australian GST) to the Broker in relation to the sale of Shares through the Share Sale Facility.

3.2 Computershare Investor Services Pty Limited (“Computershare”) will assist in the administration of the Share Sale Facility, including by processing received Sale Instruction Forms, communicating with Eligible Shareholders, liaising with the Broker in relation to sales of Shares, issuing transaction confirmation notes and remitting sale proceeds. Alumina will pay a handling fee (and any Australian GST) to Computershare in respect of its role in relation to the Share Sale Facility.

3.3 Each of the Broker and Computershare is irrevocably authorised to do all things and execute all documents, including to effect any holding adjustment, securities transformation, transmission or transaction in relation to a Participating Shareholder’s holding of Shares, such as converting a CHESS holding to an issuer sponsored holding, to facilitate the sale of all of those Shares by the Broker as broker under the Share Sale Facility.

4. Sale Instruction Forms

4.1 To participate in the Share Sale Facility, an Eligible Shareholder must complete and sign this Sale Instruction Form and return it to Computershare at an address overleaf. Sale Instruction Forms must be received by Computershare by 5pm on the last day of the Offer Period.

4.2 Computershare or the Broker may, in its sole discretion, at any time determine that a Sale Instruction Form is valid in accordance with the Facility Documents, even if the Sale Instruction Form is incomplete, contains errors or is otherwise defective. Computershare and the Broker may correct any error in or omission from a Sale Instruction Form and complete the Sale Instruction Form by the insertion of any missing details. However, neither Computershare, the Broker nor Alumina is under any obligation to accept any Sale Instruction Form, whether completed correctly or not.

5. Sales of Shares

5.1 Sales of Shares under the Share Sale Facility will be made by the Broker on the Australian Stock Exchange in the ordinary course of business (including, in the Broker’s sole discretion, by crossings other than special crossings). The Broker may sell the Shares of a Participating Shareholder at any time during the period commencing when the relevant Sale Instruction Form is processed by Computershare and ending on the date that is two weeks after the end of the Offer Period. The Broker may, in its sole discretion, delay the sale of some or all of the Shares available to be sold on a trading day, if it considers market conditions to be unsuitable or to avoid an excessive concentration of sales on a particular trading day.

5.2 Computershare will process Sale Instruction Forms received by it as soon as practicable after receipt and may, from time to time and in consultation with the Broker, aggregate valid Sale Instruction Forms in respect of two or more Participating Shareholders for the purpose of the Shares subject to those Sale Instruction Forms forming one batch to be sold by the Broker. Computershare will advise the Broker of the number of Shares available to be sold from time to time in a batch. Shares sold by the Broker as part of a batch may be sold in one or more trades and on one or more trading days, as determined by the Broker in its sole discretion.

5.3 The price that a Participating Shareholder will receive for each of its Shares that are sold through the Share Sale Facility will be the volume weighted average price achieved by the Broker for the sale of all Shares sold by the Broker through the Share Sale Facility in the batch in which the Participating Shareholder’s Shares were sold. That price will be calculated by the Broker and may not be challenged in the absence of manifest error.

5.4 The price calculated in accordance with clause 5.3 may be different to the price for Shares appearing in the newspaper or quoted by the Australian Stock Exchange on the day that a Participating Shareholder’s Sale Instruction Form is sent or on any other day, and may not be the best execution price on the trading day or trading days that the Participating Shareholder’s Shares are sold. None of Alumina, Computershare, the Broker nor any other person will on any account be liable, and a Participating Shareholder may not bring any claim or action against the aforementioned, for not having sold Shares at any specific price or on any specific date.

5.5 The proceeds of sale of the Shares in each batch will be transferred as soon as practicable from the general trust accounts of the Broker to an account nominated and maintained by Computershare, for the purpose of effecting payment to the relevant Participating Shareholders in accordance with clause 6.1.

6. Payment and Confirmation

6.1 Sale proceeds calculated in accordance with clause 5.3, less the fee referred to in clause 1.3, will be paid to each Participating Shareholder within 10 business days of the last sale of that Participating Shareholder’s Shares, in Australian dollars by cheque (at the risk of the Participating Shareholder).

6.2 Computershare will notify each Participating Shareholder, by way of a transaction confirmation note issued on behalf of the Broker, of the number of the Participating Shareholder’s Shares sold through the Share Sale Facility, and the volume weighted average price for those Shares, within 10 business days of the last sale of those Shares.

7. Warranties and Acknowledgements

By signing and returning this Sale Instruction Form, a Participating Shareholder:

(a)	acknowledges that the Participating Shareholder has read, and agrees to, the terms and conditions of the Facility Documents;
(b)	warrants that the Participating Shareholder has not participated in the Top-Up Facility being made available in conjunction with the Share Sale Facility, and has not before participated in the Share Sale Facility;
(c)	warrants (and authorises the Broker to warrant on the Participating Shareholder’s behalf) to any buyer of the Participating Shareholder’s Shares through the Share Sale Facility that the buyer will acquire good title to those Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and from any third party rights;
(d)	agrees not to sell any of the Participating Shareholder’s Shares to any other person once this Sale Instruction Form has been returned, and that, if any Shares are sold in breach of this warranty, the Participating Shareholder will be deemed to have appointed the Broker or any officer of the Broker as its attorney to purchase Shares in the Participating Shareholder’s name, and at the Participating Shareholder’s expense, to satisfy the Participating Shareholder’s obligations in relation to the sale of its Shares, and will indemnify the Broker for all costs incurred by it in connection with any such purchase;
(e)	acknowledges that none of Alumina, Computershare, the Broker nor any other party involved in the Share Sale Facility has any liability to the Participating Shareholder other than for the payment of any sale proceeds determined and payable in accordance with these Terms and Conditions;
(f)	acknowledges that none of Alumina, Computershare, the Broker nor any other party involved in the Share Sale Facility has provided the Participating Shareholder with any investment advice or made any securities recommendations, nor has any obligation to provide such advice or make any such recommendations, concerning the Participating Shareholder’s decision to sell Shares, and that the Participating Shareholder has made its own decision to sell Shares through the Share Sale Facility based on its own investigations of the affairs of Alumina and its own analysis of the Facility Documents; and
(g)	acknowledges that the Facility Documents are governed by the laws in force in Victoria.

Personal information may be collected on this Sale Instruction Form by Alumina and/or Computershare for the purpose of the administration of, and the sale of Shares by the Broker as broker under, the Share Sale Facility. That information may be disclosed by each company to each other, to each company’s respective related bodies corporate, to the Broker, to external service companies such as mail service providers or as otherwise required or permitted by law. Please contact Alumina or Computershare for details of your personal information held by it or to correct inaccurate or out of date information.